UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                      October
30, 2019

  Greg Kramer, Esq.
  Haynes and Boone, LLP
  30 Rockefeller Plaza
  26th Floor
  New York, NY 10112

          Re:     OncoSec Medical Incorporated
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on October 18, 2019 by Alpha Holdings, Inc. and Alpha Biolabs, Inc.
                  File No. 000-54318

  Dear Mr. Kramer:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  Letter to Stockholders

  1. We note the disclosure that states, "Accordingly, the New Investors collectively will have the right to nominate a majority of the directors out of a total of nine directors on the Board."
     Please revise the disclosure to be precise about the terms of the Purchase Agreements and to clarify that while the potential may exist for the New Investors ultimately to nominate a majority of directors, there is uncertainty in that regard. Please revise the similar disclosure on page 5 as well.

  Background to the Solicitation, page 4

  2. We note the reference to OncoSec and Alpha Holdings, Inc. entering into the Alpha
     Transaction Agreement on August 31, 2018. Disclosure on page 2 indicates that the date of
 Greg Kramer, Esq.
October 30, 2019
Page 2

    the agreement was September 4, 2018. Please reconcile.

Reasons for the Solicitation, page 5

3. In your disclosure regarding the "Go Private Provision" on page 7, please address the
   Company's argument, made in its press release of October 21, that such provision merely establishes CGP's right to make an offer at a certain price, and that such provision creates a favorable pricing floor and does not create a pricing ceiling.

4. We note that the disclosure on page 8 refers to the "proposed" License Agreement.
   However, it appears that the License Agreement will become effective regardless of whether or not the Proposed Transaction is approved by stockholders. Please revise the disclosure accordingly, or advise us as to why characterizing the License Agreement as "proposed" is appropriate.

5. We note that the disclosure on page 8 regarding the Services Agreement states that OncoSec
   "intends to enter into" the Services Agreement. Please revise the disclosure to reflect the fact that the Services Agreement has in fact been entered into. We also note that, similar to the
   License Agreement, it appears that the Services Agreement will become effective regardless of whether or not the Proposed Transaction is approved by stockholders.

Solicitation of Proxies, page 14

6. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Certain Information Regarding Alpha and Their Affiliates, page 18

7. Please provide all information required by Item 5(b) of Schedule 14A.


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.


                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions